American International Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12

Years Ended December 31,
(in millions, except ratios)	2006	2005	2004	2003	2002

Income before income taxes, minority interest and cumulative effect of accounting changes	$21,687	$15,213	$14,845	$11,907	$7,808
Less — Equity income of less than 50% owned companies	188	(129)	164	146	168
Add — Dividends from less than 50% owned companies	28	146	22	13	13

	21,527	15,488	14,703	11,774	7,653
Add — Fixed charges	9,062	7,663	6,049	5,762	4,893
Less — Capitalized interest	59	64	59	52	61

Income before income taxes, minority interest, cumulative effect of accounting changes and fixed charges	$30,530	$23,087	$20,693	$17,484	$12,485

Fixed charges:
Interest costs	$8,843	$7,464	$5,860	$5,588	$4,725
Rental expense*	219	199	189	174	168

Total fixed charges	$9,062	$7,663	$6,049	$5,762	$4,893

Ratio of earnings to fixed charges	3.37	3.01	3.42	3.03	2.55

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$(5,128)	$(4,760)	$(3,674)	$(3,578)	$(2,702)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$3,934	$2,903	$2,375	$2,184	$2,191

Secondary ratio of earnings to fixed charges	6.46	6.31	7.17	6.37	4.47

* The proportion deemed representative of the interest factor.
The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.
188       AIG 2006 Form 10-K